Exhibit 99.1

Trip.com Group Announces Repurchase Right Notification for

1.50% Exchangeable Senior Notes due 2027

SINGAPORE, May 27, 2025 /PRNewswire/ — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced that it is notifying holders of its 1.50% Exchangeable Senior Notes due 2027 (CUSIP No. G9066FAA9) (the “Exchangeable Notes”) that pursuant to the Indenture dated as of July 20, 2020 (the “Indenture”) and the Supplemental Indenture dated as of December 15, 2020 (the “Supplemental Indenture,” together with the Indenture, the “Indentures”) relating to the Exchangeable Notes by and between the Company and The Bank of New York Mellon, as trustee, each holder has the right, at the option of such holder, to require the Company to repurchase for cash on July 1, 2025 (the “2025 Repurchase Right”) all of such holder’s Exchangeable Notes, or any portion thereof that is equal to US$200,000 or an integral multiple of US$1,000 in excess thereof. Holders of the Exchangeable Notes may exercise the 2025 Repurchase Right from 9:00 a.m., New York City time, on Wednesday, May 28, 2025 to 5:00 p.m., New York City time, on Friday, June 27, 2025.

The 2025 Repurchase Right entitles each holder of the Exchangeable Notes to require the Company to repurchase for cash on July 1, 2025 all of such holder’s Exchangeable Notes, or any portion thereof that is equal to US$200,000 or an integral multiple of US$1,000 in excess thereof. The repurchase price for such Exchangeable Notes will be equal to 100% of the principal amount of the Exchangeable Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, July 1, 2025, which is the date specified for repurchase in the Indentures (the “2025 Repurchase Date”), subject to the terms and conditions of the Indentures and the Exchangeable Notes. The 2025 Repurchase Date is an interest payment date under the terms of the Indentures and the Exchangeable Notes. Accordingly, on July 1, 2025, being the interest payment date, the Company will pay accrued and unpaid interest on all of the Exchangeable Notes through June 30, 2025, to all holders who are holders of record at 5:00 p.m., New York City time, on Sunday, June 15, 2025, regardless of whether the 2025 Repurchase Right is exercised with respect to such Exchangeable Notes. On the 2025 Repurchase Date, there will be no accrued and unpaid interest on the Exchangeable Notes. As of May 27, 2025, there was US$500,000,000 in aggregate principal amount of the Exchangeable Notes outstanding. If all outstanding Exchangeable Notes are surrendered for repurchase through exercise of the 2025 Repurchase Right, the aggregate cash purchase price will be US$500,000,000.

The opportunity for holders of the Exchangeable Notes to exercise the 2025 Repurchase Right commences from 9:00 a.m., New York City time, on Wednesday, May 28, 2025, and will terminate at 5:00 p.m., New York City time, on Friday, June 27, 2025. In order to exercise the 2025 Repurchase Right, a holder must follow the transmittal procedures set forth in the Company’s 2025 Repurchase Right Notice to holders (the “2025 Repurchase Right Notice”), which is available through the Depository Trust Company and The Bank of New York Mellon. Holders may withdraw any previously tendered Exchangeable Notes pursuant to the terms of the 2025 Repurchase Right at any time prior to 5:00 p.m., New York City time, on Friday, June 27, 2025, which is the second business day immediately preceding the 2025 Repurchase Date, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Exchangeable Notes or any other securities of the Company. The offer to purchase the Exchangeable Notes will be made only pursuant to, and the Exchangeable Notes may be tendered only in accordance with, the Company’s 2025 Repurchase Right Notice dated May 27, 2025 and related documents. Holders of the Exchangeable Notes may request the Company’s 2025 Repurchase Right Notice from the paying agent, The Bank of New York Mellon.

By Mail, Overnight Courier, or Email:	By Facsimile (for Eligible Institutions only):

BNY Mellon ATTN: CT REORG 111 Sanders Creek Pkwy E. Syracuse, NY 13057 CT_Reorg_Unit_Inquiries@bnymellon.com	+1 (732) 667-9408
For Information or Confirmation by Telephone:
+1 (315) 414-3317

HOLDERS OF EXCHANGEABLE NOTES ARE URGED TO READ THE COMPANY’S 2025 REPURCHASE RIGHT NOTICE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE 2025 REPURCHASE RIGHT.

Materials filed or furnished with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed or furnished with the SEC may also be obtained without charge at the Company’s website, http://investors.trip.com.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com